Exhibit 99.7
Evening Earnings Call

EVENING EARNINGS CALL
Q4 FY 10 RESULTS
April 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
 Infosys Technologies – CFO

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Ashok Vemuri
Senior Vice President and Global Head, Banking and Capital Markets; Strategic Global Sourcing, Infosys Technologies

T. V. Mohandas Pai
Infosys Technologies – Director & Head – Finacle, Admin & Human Resources

Chandra Shekar Kakal
Infosys Technologies – SVP, Enterprise Solutions

INVESTORS

Moshe Katri
Cowen and Company

George Price
Stifel Nicolaus

Joseph Foresi
Janney Montgomery Scott

Rod Bourgeois
Bernstein

Edward Caso
Wells Fargo

David Grossman
Thomas Weisel Partners

Bhavan Suri
William Blair & Company

Moderator

Ladies and gentlemen, good morning, good afternoon, good evening and welcome to the Infosys’ Fourth Quarter Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode for the duration of this presentation. There will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys Technologies Limited. Thank you and over to you Mr. Mahindroo

Sandeep Mahindroo

Thanks Rochelle. Good morning, everyone and welcome to this call to discuss Infosys Financial Results for the quarter and year ended March 31st, 2010. I am Sandeep from the Investor Relations team in New York.

Joining us today on this earnings call from Bangalore is our management team. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter ending June 2010 and year ending March 2011. Subsequently we will open up the call for Q&A.

Before I pass it on to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I will now pass it on to Mr. S. D. Shibulal.

S. D. Shibulal

Good morning everyone, this is Shibulal. I am waiting for Kris and Bala who will be joining us shortly. In the meanwhile, I will give you an overview. I am hoping that before the Q&A starts both Kris and Bala will be here to give their remarks.

This has been an excellent quarter for us. We have exceeded the higher end of our guidance. Our guidance for the quarter was $1.24 bn-$1.25 bn. In constant currency terms, it is $1.231 to $1.241 bn. Revenue for the quarter is $1.296 bn. So we have exceeded the upper end of the guidance.

Revenue increased sequentially by 5.2%. In constant currency terms, it increased by 6.1%. The volume increased also it is 5.2% sequentially. The offshore volume increased by 5.3%. Pricing has declined during this quarter 1.5% blended. Utilization has gone up because the demand has picked up.

What we are seeing in the market is that most of our clients have closed their budgets. Their budgets are flat or marginally up. At the same time, majority of our clients are clear that their spend in offshore will go up through the year. We are seeing increased velocity in decision making. We are seeing the start of discretionary spend.

Our client’s business priorities continue to be in two areas- one is fulfilling the demand for their clients and second is to manage cost. To align with that, the IT departments are also focused on investments which are relevant for the future of our clients and at the same time managing costs.

On the margin front, during the quarter the margin has decreased by 100 basis points as per IFRS. In the last quarter margin that is the Q3 margin was 31.1%, in Q4 it is 30.1%. Effective tax rate has come down in Q4 to 21.6% versus 22.6% in Q3 (as per Indian GAAP). On the employee side, we have added 9300 people this quarter as against a planned addition of 6,000 which was the original plan. The net addition is close to 4,000 people. For the year we started out the year with a plan of adding 18,000 people for the year. We have added 27,000 people. During the guidance we have said that we will be adding 30,000 people next year.

Our EPS including exceptional items was $ 0.61 for this quarter. This is as against the guidance of $ 0.56. If you exclude the exceptional items, the Q4 EPS was $ 0.59 which is better than the guidance which we gave.

The pricing environment remains stable. We are not seeing too many pricing renegotiations. There are sporadic renegotiations which are going on, but that we consider as part of our regular business.

As far as the business environment goes, the global economic environment remains challenging. There are still fundamentals which are yet to correct, unemployment rate and other issues are weighing on the minds of our clients but our clients have started to invest in their growth and looking at ways to emerge stronger when the downturn is over. We are seeing that in terms of discretionary spend. Our revenues from the transformational space which is consulting, enterprise solutions has gone up from 23.3% last quarter to 26.0% this quarter. As I mentioned as far as the budgets are concerned, most of the budgets are closed, flat or marginally up. Offshore outsourcing continues to be a strong theme in their budgets.

Q4 was an excellent quarter as far as client additions are concerned. We have added 47 new clients. This is probably the highest over the last many quarters. Our top 25 clients grew by 7.5% and the remaining clients grew by 3.4%. Number of Million Dollar clients have gone up to 338; 26 clients give us more than $50 mn on the LTM basis right now. Overall the performance has been very good. We started out the year by giving a guidance of (6.7%)-(3.1%) growth. We have completed the year with a growth of 3% positive. Given the situation we believe this is excellent performance. Today we have about 126 Fortune 500 clients.

Kris is here and with that now let me hand it over to Kris to add additional remarks and probably I can comeback to give you a color on the operational highlights.

Kris Gopalakrishnan

Thanks Shibu and good morning, good afternoon, good evening to everyone of you. Sorry I am little late, it is one of those days where you are rushing from one meeting to another meeting or one interview to another interview.

Overall, when you look at the year, I think the bottom-line is we have emerged stronger out of this downturn. Growth is back, our customers, our clients are trusting Infosys to help them build a better future for their organizations. They are investing into the relationship, they are growing with Infosys. We have been able to continue to recruit. We have been able to continue to built capacity and capability, new solutions, new IP. We have managed to go through a year where the rupee has been volatile and still we have been able to sustain our margins. In fact our operating margins have improved by about 90 basis points from last year without sacrificing the future, without sacrificing growth. So clearly we have shown that the model is resilient, the model is a strong model for future, for the company.

We began the year with about 3%-7% decline in revenues and we ended with 3% increase in revenues and growth actually helps us manage the business better, manage the growth better, manage margins better and we have again proved that this year also. Our guidance is for 16%-18% growth for next year because of the appreciation of Rupee; because of compensation increase etc. We are looking at EPS growth to 5.3% to 9.6% excluding the extraordinary items. We have again demonstrated that we have the capacity to grow, we have the bench to grow. If opportunity presents we can grab that and grow faster. We will continue to focus on building the capacity, building the capability, building the resilience, building the solutions, the services, the relationships, the employee base and we will be able to sustain what has made this company successful till now. Now let me hand it over to Shibu to continue his discussion on some of the details on the numbers.

S. D. Shibulal

Thank you Kris. Just to give you color on the numbers, consulting and package implementation revenue went up this quarter. This is the reflection of the discretionary spend from our clients, 23.3% last quarter versus 26% this quarter. We are also seeing good traction in the infrastructure management space and the system integration space. As a percentage of revenue, application development and maintenance has come down this quarter. Fixed price is marginally up. Europe is up from last quarter by about 0.6% (as a percentage of revenues). This is in line with our investments. We are investing in Continental Europe. The growth in Europe is mostly in the Continent. We have now two country-heads in Europe, one for France and one for Germany. We are hoping that our investment in the Continental Europe will further allow us to expand and grow our business in Europe.

Almost all verticals have shown good growth other than telecom. Telecom as a percentage has come down and this is more related to a single client rather than an industry-wide phenomena. If I remove that one client, the rest of the clients have grown this quarter.

As I mentioned our revenue productivity has decreased this quarter by 1.5% and for the year by 4%. This is a tailwind effect of the pricing renegotiations we did over the last 18 months. For the guidance purposes, we have assumed the revenue productivity to be flat or the pricing to be flat for the coming year. Total number of employees is 113,000. Our utilization is in a healthy area, 77%, we are quite comfortable with high 70s - low 80s. So I have covered most of it and now let me hand it over to Bala for the financial highlights.

V. Balakrishnan

Good morning everybody. This quarter has been an extremely good quarter. We have done $1,296 mn of revenues which is 5.2% growth. In constant currency, it is more than 6% growth. Volumes grew by 5.2%, pricing came down by 1.5% on a blended basis. In constant currency terms pricing came down by 0.7%. If you take the full year, the volumes grow by 6.7% and the pricing declined by 4%. If you remember in the beginning of the year, we said that revenues could decline somewhere between 3% - 7%. We have actually grown the revenues by 3%. We said the pricing could decline by around 5%, the actual decline is only 4%. We also said the operating margin could decline by 300 basis points but when we completed the year, the operating margin went up by 100 basis points.

In the current quarter the currency movement has been drastic. We have seen around 1.5% appreciation in the Rupee which impacted the margin by 0.6%, that is a impact on operating margin you see in the current quarter. We had some exceptional items this quarter. We sold our investment in OnMobile Systems Inc. We liquidated around 60% of holdings. This is a financial investment, we felt it is a right time to encash that investment. We have balance 40% which we will encash whenever the liquidity opportunity emerges.

On the tax front, our effective tax rate is 21% for the full year. In the current quarter we have two significant impacts on the tax front. One is the reversal of provision we made for SEZ units because the clarification has come in the current budget before the Parliament, so we reverse around $69 mn which pertains to previous year and we also setup a deferred tax liability for the branch profits which we have outside India in our overseas branches. Because we believe there is a branch profit liability which could get triggered and we have set up a deferred tax liability of 52 mn. Net-net, the effective tax rate for the full year is around 21%. We have given a guidance of $ 0.56 on EPS, we have done $ 0.61. Excluding the income from OnMobile, the sale of investments, it is $ 0.59 similar to what we have seen in the last quarter.

For the next year, we are giving a guidance of 16%-18% growth in dollar terms, around 5.3% to 9.6% growth in earnings per share, excluding the one-time investment gain we got in fiscal 2010. We are assuming the pricing to remain stable. We have not assumed any change in pricing for next year. We are assuming an addition of 30,000 employees next year. We announced the wage hike effective April 1st. On an average offshore wages could go up by around 14%. Onsite by around 2%-3%. It will have an impact on the margins in the first quarter but over the year, when more people join, the pyramid effect will make sure the impact of wages is minimized on the margins.

We assumed rupee-dollar rate of 44.50 for the next full year which means a rupee appreciation of around 6.2% because average rupee-dollar rate in fiscal 2010 is 47.43. The currency will have an impact of around 250 basis points on the margins, we will have the wage increases which could impact the margin by around 3%. The utilization could go up and then we have the other levers on the cost side. So net-net, the operating margin for next year could decline by around 1.5%, that is factored in the guidance. The impact would be more in the first quarter when the full impact of wage increase is felt on the margins but for the full year, the decline is only 150 basis points. We are ending the year with $3.5 bn of cash. Our account receivables is 59 days, it is one of the best in the industry. We have hardly 4% of our account receivable which is more than 60 days due. Net-net, we have done well this year. This was one of the toughest years because the economic environment was against us, currency volatility was very high. In spite of all these odds we delivered good numbers, we held on to our margins and we believe for next year we have given a realistic guidance based on what we see in the market at this point of time and hopefully if the growth comes better than what we expected, then we will have more leverage on the margin front. Thank you. Now, I can open the floor for questions.

Moderator

Thank you very much. Ladies and gentlemen we will now begin the question and answer session. Our first question is from the line of Moshe Katri of Cowen & Co. Please go ahead.

Moshe Katri

Thanks. Nice quarter. Bala, can you talk a bit more in details about the delta between revenue growth guidance and EPS growth guidance, maybe go through some of the various moving parts that will be impacting EBIT margins in fiscal year 2011 and maybe kind of quantify the impact per factor? Thanks.

V. Balakrishnan

Basically we are talking about revenue growth of 16%-18% and EPS growth of 5.3%-9.6% excluding the one-time gain of $ 11 mn we have seen in fiscal 2010 because of our sale of investment. It is a one-time event. We are assuming that the margins could decline next year on a year-on-year basis by around 150 basis points. One because we are assuming currency at 44.50, that means rupee appreciation of 6% which will have an impact on the margins by around 250 basis points. We have announced wage increases effective April 1st of 14% average offshore and 2%-3% onsite, which could impact the margin by around 300 basis points, But over the year since we are adding 30,000 employees and most of them will come in the bottom of the pyramid, the pyramid structure will make sure the impact of the wages is not 300 basis points, it will be much, much lesser. We also assumed that the utilization could go up by 2% next year because we have enough people. All the people who would join the company will be in training, not many will become productive. Utilization increase could positively impact the margin by 100 basis points. We will have the scale benefits and other cost initiatives which will come and buffer the margin to make sure the overall impact on the margin is only 150 basis points for next year.

Moshe Katri

So you have enough leverage here to potentially offset a volatile currency. But then if revenue growth comes out of a bit stronger than expected, the margin compression probably even becomes a bit more minor, am I correct?

V. Balakrishnan

Yeah, you are right. If you look at for example fiscal 2010, when we started the year, we said revenues could decline by 3%-7% and the margins could decline by 300 basis points but when we ended the year, we had revenues growing by 3% and the margins growing by 100 basis points. So it is all in the growth. At the end of the day growth is the biggest lever we have. If the growth comes better than what we expect, that will help us to minimize some of these impacts and make sure the margins are maintained.

Moshe Katri

Ok. Then a final question, looking at some of the revenue metrics, you had a pretty significant pick-up in software package implementation, SI, the more discretionary stuff during the quarter. Based on what you are seeing out there in terms of maybe your pipeline and the conversion rates, should we assume this is a sustainable trend for fiscal year 2011? Then maybe this is also a question for Kris. Do you think we are headed towards a multi-year growth cycle similar to the one experienced by many of the offshore companies from '03 to '07? Thanks.

S. D. Shibulal

What I mentioned was that if you look at our aspiration, our aspiration is to increase our revenues from transformational projects. What we call transformational projects are those projects which are business-oriented, which is changing the clients’ business, which is sponsored by the clients business where they are willing to give a reference saying that we were part of fundamentally changing their business processes. Now, those projects usually come through when there is discretionary spend. Today clients are focusing on building their tomorrow’s enterprise. They are thinking that when this downturn is over, how do you build the enterprise which will last the 21st century? Our transformational projects are focused on those areas. You will always have two kinds of revenues. The transformational revenue is in general transactional in nature. That means they are not annuity-based. They do not last for the next 20 years. But at the same time we need to balance that kind of revenue with the annuity revenue or the long-term revenues. In that space, when you look at the long-term or annuity revenues space we have large deals, large wins. For example, this quarter we have 5 wins in the large deals space by SGS, our Strategic Global Sourcing group. 2 of them are more than $150 mn of size. We have growth in the Infrastructure Management space; we have growth in the Independent Validation space. In our engineering service, we are hoping that will grow faster next year. After all, at the end of the day it is a portfolio which we need to manage. Our guidance reflects our consolidated viewpoint.

Kris Gopalakrishnan

Moshe, Kris here. Your question about, are we looking at 2003 to 2007? Not yet. I strongly believe that the global economy is not completely out of the woods yet and we do not have a bubble economy back. In 2003 to 2007, it was probably a bubble. We are not back there. What we are seeing is that even though businesses are cautious, they are investing into building the future as Shibu said. There is only so much you can get out of cost-cutting. You have to think about your future, you have to invest in technology and you have to invest in new products, new markets, etc. All of those investments will require technology change and that is where the growth is coming for us right now.

Moshe Katri

Thanks.

Moderator

Thank you Mr. Katri. Our next question is from the line of George Price of Stifel Nicolaus. Please go ahead.

George Price

Hi, thanks very much. I just wanted to ask you one question about Europe. Can you talk about were demand is stronger in Europe, maybe in the context of both the UK and the Continent specifically in types of services, for example. Is demand stronger on the Continent in the more discretionary areas like application development and systems integration due to restrictions around outsourcing?

BG Srinivas

Hello. This is BG Srinivas. With respect to Europe, again there are two parts to it. In the last quarter, we have seen growth coming both from UK and also growth coming from the Continent. The sectors which have contributed to the growth include manufacturing, to some degree, banking and capital markets, primarily coming from the UK, Energy & Utilities and Retail & CPG. These are the sectors which have contributed to growth. Going forward as I see it, there is a fair degree of stabilization in the client environment, both in the Continent and in UK across sectors. The budgets have been finalized and the IT investment decisions are being taken. I still however, foresee a delay in the way the large outsourcing programs would happen. There will be more short-term projects in the near-term. But the traction is across sectors and also the traction is across the Continent including Germany, France, Switzerland and in the UK.

George Price

Okay so just to be clear on the larger portions, so it is more on the short-term projects side.

BG Srinivas

We are not seeing any difference in the onshore-onsite mix with respect to the programs delivered for our clients in Europe. However in the Continent, in some programs you will require the local capability and to that extent there is a percentage of local mix in the onsite component. The ratios however, remain unaffected.

George Price

Okay. Second question, sales and marketing, I think we have talked about the fact that sales and marketing spend for Infosys as a percentage of revenues been declining over the past several years. As you come out of the downturn, I am just wondering is the nature of the demand that you are seeing and the deals that you are seeing is that supportive of an overall lower sales and marketing spend as a percentage of revenue or do you think for some reasons this component will need to ramp back up as a percentage of revenue so you can capture more of the growth?

Subhash Dhar

Hi, this is Subhash Dhar. I will take that question. I think one of the things about sales and marketing expenses going down as a percentage of revenue is probably not so bad I think because it shows some scale benefits that we get as we grow. Having said that, I think there is also various kinds of models floating around in the industry on what you call sales and marketing. We have pure sales and then there is a whole bunch of sales support activities in the company which we do not actually classify under sales cost because they are also part of the delivery capability. But really to talk about your point on correlation between the percentage of sales and marketing costs to the deal flow, given that our sales model is largely relationship-based and that reflects in the repeat business that we get from our clients, most of the selling actually happens at the time of delivery of the project where we get extensions to the project, where we get the next project because we did upstream work very well and so on. This is a very different model. This is not a products kind of model where you go and secure every project, independent of what you may have done in the past. I do not know if I have answered your question but a couple of those points. One is there is a relationship-based model and second, there is a whole bunch of sales support activities that we do not really account for in our sales costs.

George Price

Okay, fair enough. Last question if I could. Could you talk a little bit about maybe Infosys Consulting where you stand on your efforts in moving up the value chain in consulting services particularly as you are accentuating the rise in the mix of more transformational types of work. Where does that business stand and have you had made any changes to kind of the organizational structure of the Infosys Consulting in the broader company? Thanks.

Ashok Vemuri

Hi, this is Ashok Vemuri. Let me try and take that question. Our journey on providing businesses transformational for our clients is actually progressing fairly robustly. Our consulting business is doing pretty well in terms of both the spread that they have, the kind of deals that they are doing. Most of these deals are being done in conjunction with our vertical and horizontal units. We have seen the traction in the market for transformational deals actually going up, both in our large units, like manufacturing or BFSI or in other smaller ones. This is both across the U.S. as well as Europe, we are seeing good traction, we are at this point of time doing a lot more strategic work which will translate into technology work for us as we progress these transactions.

George Price

Okay, great. Thank you.

Moderator

Thank you, Mr. Price. Our next question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hi guys. A couple of different questions, have we returned to sort of a normal budgeting cycle and should we think of this as more of a may be back to 2000 when the budgets get set and in the past we had seen sort of the budgets be set and you guys exceed that from your original guidance. I was just wondering how we should think about the budgeting process?

Ashok Vemuri

I think the good news this time is that unlike last year the budgets did come on time. The process was much more streamlined, very similar to the years in the past. Clearly the commentary that accompanied the budgets did indicate to us that the budgets have been locked in but the disbursements, if you will, against those budgets will happen in a short cycle manner. That does indicate to us that even though there may dollars available, there will continue to be a little bit of caution in terms of expending those particular dollars. The other thing that is actually interesting from a BFSI perspective specifically and I will address that part as well, is that we have seen more of the budgets actually being handed over to the business people. So some of the core strategic transformational types of transactions are being led from a technology dollar spend also with the business people. I think that is an interesting thing that we are seeing but overall on an average I would say the budgets that we are looking at from a quantum perspective have typically been flat to slightly positive.

Joseph Foresi

You talked about a shorter cycle, what would cause the cycles to return to sort of normal level. If the market stays stable, does that elongate the spending cycles?

Ashok Vemuri

Yes that is one and the second one is based on the tenure of the transactions that they are engaging with. Right now coming out of the recession they are still in terms of the tenure short in the 6 to 9 months time frame but increasingly we are seeing the tenure of the transactions of the program extend to a year, in some cases 2 years and I think whenever there is a value-added strategic transformational deals which is separate from a commodity or a run-of-the mill technology program we see that they are willing to take on slightly longer tenures but obviously these transactions are much more complex and the contractual agreements that go with that are also much more sophisticated and complex. I guess with the passage of time as we see, a lot more of these transactions come up. There is a little more confidence in wanting to make the spends as decisions get finalized as to what and where the spends will happen. We will see a return back to some of these commitments as it were in the budget expand from more than a short-term, to hopefully medium to long-term.

Joseph Foresi

It looks like may be wage increases came in a little bit higher than what people were expecting. I wonder if you could talk about what you think about sort of a labor market in this particular point in time, what your expectations are for attrition rates may be going forward and any thoughts on wage increases that you are seeing out there in market from some of your competitors.

Mohandas Pai

I would look at this as an inflection point for the labor market offshore because so far industry was delivery-driven in the sense that most companies had to build up capacity, the business used to come and the market was growing. From now on, the market is going to be sales-driven, solution-driven where you have to go and prove your worth and compete more aggressively and deliver greater business value. It means that you have to re-architect your entire labor force and come out with a career architecture process which meets the new needs and we have exactly done that over the last 18 months and transformed ourselves. Our career architecture which we rolled out in October means that we will build deeper domain and technology competence. We will honor people and reward them for being more competent in the domain area rather than having people management skills and becoming project managers. We need project managers of course. That means their ability to go up the ladder and become people managers will become slower but at the same time we have to have a compensation structure which reflects the value that they add and pay them much better, so they do not look for a promotion every 2 or 3 years just to get a compensation hike and we have done that in this first quarter by coming out with a compensation plan which pays an average of 14%; in the range of 13% to 17% for up to 54,000 of our people so that this layer which is the technology layer will see better payments and stick around longer. For the senior people, project managers we are giving 10% hike because we are at market. We believe having paid this, we will create a layer of people who will look at creating greater business value, will make poaching from us much more expensive for the rest of industry and we will set new benchmarks and we will make sure that we transform ourselves. It has set the cat among the pigeons for the competition because they have to come with an organization structure and accelerate the trend towards greater concentration of industry in certain areas. So when the bottom layer of the pyramid gets commoditized because people compete on price, we will be right there and competing for the top. We will vacate space at the bottom because the rates may not be worthy in the next 2 or 3 years and deliver greater value. It is part of the master strategy. Will it reduce attrition? Yes, we believe it will reduce attrition starting not this quarter but the next quarter because this quarter people leave for higher studies. Will it set off a rage for higher compensation in the industry? Possibly it means that people who can afford to do things better and have better sales will possibly pay better and it will give us an unfair advantage. What about compensation hike for next year? It is too premature to say what will happen. We have to wait and see but certainly among all companies, with this comp hike we are very well placed.

Joseph Foresi

So just to be clear it sounds like you are paying better than industry rates but they are associated with performance? Is that correct?

Mohandas Pai

Absolutely. Absolutely. Performance has become more sharply defined. For example, we had the first player with about 35% to 40% people, now we have made it 25% so that higher performance will get paid more. But the challenge in this industry is correlating high performance to billing rates and that has not happened. We have to come out in the next 1 or 2 years to correlate higher payment and higher performance to higher billing rates and that correlation is something that needs to be addressed for the industry to become more competitive, to become more of a consulting industry where compensation will depend upon your billing. We are working on a strategy for that.

Joseph Foresi

Thank you.

Moderator

Thank you, Mr. Foresi. Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Hi, guys. I wanted to inquire about the demand outlook over the next year and what is in your plan for your revenue growth guidance is 16%-18% and seemingly that is above what most investors were expecting your initial guidance to look like. As you set this guidance, can you give us an idea what you are assuming about the discretionary IT services demand environment particularly in the back half of your fiscal year. You clearly saw an uptake in discretionary services demand in the recent quarter and I am wondering if you are assuming that rebound continues over the course of this fiscal year or if you are assuming more conservatively that it moves more sideways from here?

Kris Gopalakrishnan

If you look at last two quarters, we have grown 6.7% in Q3, 5.2% in Q4 and we have guided for about 3.0% growth (mid-pint of the guidance) in Q1 of this fiscal and 16%-18% for the year. Discretionary spend is back. This quarter we have won 4 transformational projects, 1 of them more than $50 mn. We have won 5 large outsourcing deals of $50 mn plus, 2 of those deals are $150 mn plus. Our guidance is based on our polling of our customers, the data we have about their budgets, how much they are going to spend with offshore providers like Infosys. It is based on the data we have, the model we have created over the years and the information we have about how this is going to pan out. That is what it is based on. Definitely we believe that the discretionary spending will continue this year.

Rod Bourgeois

Are you assuming it gets better as the year progresses or that it stays roughly at a level that it was when you ended the March quarter, when you look at discretionary demand?

Kris Gopalakrishnan

It depends. Right now we believe that it will become better. Confidence will continue to improve and businesses are starting to do better. We believe that it will improve over the year. Now having said that the global economy is still not out of the woods and there are concerns about some countries in the Europe, concerns about unemployment, etc. So it is a cautious optimism at this point.

Rod Bourgeois

Okay. And when you say you believe that it we will get better which I think all the evidence would suggest that it probably will at this point, are you assuming that it will get better in the guidance that you have set or are you leaving some buffer in your guidance in the back half of the year in case things move more sideways instead of up?

Kris Gopalakrishnan

We have a model for giving guidance and we have followed that model. We have used the data we have and given the guidance. If we look at the guidance this year versus last year we are in a better place today, we have better visibility. We have had two good quarters. We have all of our clients confirming that they are going to increase offshore, our guidance is based on that. Last year we said it was -3% to -7% decline. This year we are saying 16%-18% growth. So we are in a better position than we were 12 months back and that has reflected in the guidance. Is there a buffer etc? It is the model. We have a model and we use that model and that model has not changed.

Rod Bourgeois

Okay. One related question, when you look at the improvement in growth that you have achieved in your systems integration and package implementation segments in particular, can you dimension how much of that improved growth is coming from the market rebounding versus share gains that may be accelerating for you at this point. Is it mostly the market rebound that is helping the growth or are you seeing more pronounced share gains in recent history there?

Chandra Shekar Kakal

If you go back 12 months when the downturn started, most of the discretionary spending was held back and the focus was on doing the maintenance and support, lights on work in the package implementation space. But that has changed in the last two quarters. We have consecutively seen in the last two quarters that easing out, uncertainties have eased out and stability has returned in some sense. It is a mix of both. It is a market rebounding and client starting to spend, starting to invest in the business, not just focusing on cutting cost but starting to focus on investing in the business for the future and also a gain of a market share from others. We have had both in the last quarter to increase our revenue from package implementation and consulting.

Rod Bourgeois

Is your win rate improving in the systems integration and package implementation space or is the win rate stayed relatively constant in the last couple of quarters?

Chandra Shekar Kakal

In the last couple of quarters, our win rate also has increased and pipeline has become better. Previous to the last two quarters, the pipeline itself was not so good because the clients were not spending and they were holding back and the programs were not really taking off. All that got eased out and clients also started expanding on the current programs. The ramp up of the programs that we had won in the first half of the year and also the new starts that happened in the second half of the year helped us to really get better revenues in the last quarter.

Rod Bourgeois

Specifically when you say that the win rate has improved, does that suggest that you feel like gaining share from the traditional firms in those segments at a more rapid rate?

Chandra Shekar Kakal

Most of our transformation program win is against the traditional global SI. We have been getting into the last 2-3 of most of the transformation programs that we participate and we are winning against the global SI.

Rod Bourgeois

Alright guys thanks.

Moderator

Thank you Mr. Bourgeois. Our next question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

I was curious what your Capex assumption was for FY 2011 and is this an effort to sort of ramp up the SEZ or just try to rebuild capacity?

Mohandas Pai

We will spend something like about $240 mn (Rs 1,200 cr) this year again about $143 mn in 2010 and essentially go towards investment in the SEZ. We have no investment in the STP. All incremental growth will go towards SEZ. Whether the investment SEZ and capacity increase SEZ will lead to a lower tax rate, we have to see because it normally takes 1-2 years for the impact to be felt but we are expanding in the Pune SEZ, we are expanding in the Hyderabad SEZ, the Thiruvananthapuram SEZ, Mangalore SEZ, Mysore SEZ etc. So it is only SEZ and SEZ where we are investing right now.

Edward Caso

Just want to follow-up here on the employee turnover. If we sort of try to convert the number to quarterly annualized, it is a fairly big increase here and you mentioned that it is really the June quarter, which is the historically large quarter and I understand the re-architecting argument. Are the employees struggling with this new concept? Is it a cultural issue where they are not used to this and you are going to have a turnover remain high for a while as people sort of try to move to this more targeted model?

Mohandas Pai

Well, you are partially right. We have gone through a gut-wrenching change which we felt is very essential. It was done in an open consensual manner and everybody signs off till it actually hits them and then we understand what it means. We have gone through that but if you look at Q4, we had 3,500 people leaving the technology services part of the business out of which 3,000 were people who were not trainees. 500 trainees were not confirmed and they had to leave because they did not get the requisite marks to pass the end of training and this quarter we could see a small uptick from the previous quarter because it is typically the quarter when people leave to do the MBA or M. Tech and every year we have maybe 2,000-2,500 people doing that, that is why we said that it could be an uptake. The composition hike and the fact that we have got so much of exciting promotion opportunities mean that we believe the second quarter that is July-September quarter, the attrition rate would come down. In the January-February quarter we also saw some targeted poaching by some companies to our staff. They hired some of our people, then asked them to talk to their buddies and increased the incentives and there were some targeted poaching except that they are now feeling the consequence of that because their own people are asking for more money as they hired laterals at a higher salary. But that is behind us. There were some challenges with iRACE and we have addressed most of it. We set up working groups and they have worked out and when we rolled out this compensation plan, when our senior leadership spoke to people they are extremely happy with what we have done. I think the change has come about and the change is here and we are prepared for the future and I do believe after this compensation hike, we have an unfair advantage against competitors.

Edward Caso

Have you done any customer satisfaction surveys lately, checked to see if this re-architecting may have spilled over to some challenges on the customer satisfaction side?

Ashok Vemuri

No, I do not think we have had an impact on the CSAT. We do an annual customer satisfaction. The annual will happen later on but we do keep a pulse with our clients. There has not been an impact as a result of the limited attrition that we have had.

Edward Caso

Thank you, congrats.

Moderator

Thank you Mr. Caso. Our next question is from the line of David Grossman of Thomas Weisel. Please go ahead.

David Grossman

Thank you. I got dropped from the call, so I apologize if this was addressed earlier but I am wondering if you could help me understand the dynamic among the top 10 accounts. It looks like their sequentially was lower than the balance of the business and then does that have any relationship to the change in pricing that you saw on the offshore business sequentially which on a constant currency basis it looked like that was down sequentially as well?

S.D. Shibulal

This is seasonal in nature. If you look at our last quarter results, you will see that our top 10 grew faster than the rest of the company. This quarter the top 10 has declined by 1.2% (reported basis), which is a very seasonal thing. While that is true, our top 25 grew faster than the company. The top 25 grew by 7.5% while the company grew by 5.2%. So there is no secular trend. Depending on the quarter to quarter, either it is top 10 which is driving the growth or the top 25 or the rest of the company.

David Grossman

In terms of the revenue productivity Shibu on the offshore side, was that mix, was there anything in particular driving that down sequentially on a constant currency basis.

S.D. Shibulal

Right, the revenue productivity driving down is purely a pricing issue. This is a tailwind impact of all the pricing renegotiation which we did over the last 18 months. We are no more seeing that kind of pricing renegotiation. There are sporadic renegotiations going on even today which I will consider as part of our normal business. For the next year guidance, we have assumed the revenue productivity to be flat. One another point when we started the year, we had predicted a revenue productivity drop of 5% for the year and we have ended the year with a 4% revenue productivity drop which is better than what we expected in the beginning of the year.

David Grossman

Okay, so should we assume the revenue productivity that we were seeing on the offshore side to be relatively flat with the fourth quarter done. So the adjustments that came in the March quarter then would persist in the next year so the $54900 on the offshore side will be a good number to use for next year?

S.D. Shibulal

In the blended level, I would expect it to persist through the year. There may be some marginal difference between onsite and offshore revenue productivity depending on the kind of service mix. For example if our transformational work goes up maybe the onsite revenue productivity will go up a little bit but from a blended revenue productivity perspective, at this point in time we are expecting that the revenue productivity will remain flat through the next fiscal year. That is the assumption we have made for guidance.

David Grossman

Okay, Mohan, you talked about the changes in the compensation and the workforce and some of your policies on promotions. Is there any reason to think that we would depart from annual wage hikes which have been historical practice with the exception of last year which was an anomaly or do you think we may be kind of faced with compensation increases that may happen more than once during the course of the fiscal year?

Mohandas Pai

David, I think annual compensation is here to stay. There is no move anywhere in the industry for half yearly or whatever it is. We must remember that last year was a very tough year and people have to adjust to the new paradigm in the industry. But we will have differential comp across industry. It will impact different companies in very different ways depending upon the ability to pay, depending upon what rates they charge and command in the market place and I do believe it will be a bulwark against some large companies trying to commoditize the services. So I think what is happening is a very good thing but it will be annual as far as I see.

David Grossman

Okay, and then just lastly on currency, in terms of the structure of the contracts that have been signed over the last 12 months is there any trend or propensity to share some of the FX volatility with the customers or are you still bearing the majority of the fluctuations in currency on the new deals?

V. Balakrishnan

Well. We do try that because the cross currency volatility is too high now. In some of the contracts we have clauses to protect us for a movement of plus or minus 5% on the currency front but not all customers agree to it because currency is something which we have to manage. So we do try that wherever clients agree, we try to incorporate that but most of the clients want us to take the currency risk.

David Grossman

Okay great. Thank you.

Moderator

Thank you, Mr. Grossman. Our next question is from the line of Bhavan Suri of William Blair & Company. Please go ahead.

Bhavan Suri

Hi guys, nice quarter. Just a couple of quick housekeeping questions here. Out of the 47 new accounts, how many were in Financial Services and if you could breakdown the manufacturing and retail numbers too?

Ashok Vemuri

Out of the 47 new clients, 14 are in Financial Services

BG Srinivas

10 in Europe

Bhavan Suri

Alright great. I think someone was eluding this earlier but I am just trying to understand this, with the increase in discretionary spend especially package implementation, are you seeing folks come back and actually start doing, SAP, Oracle package implementations? What sort of work is that, is that larger scale stuff or is the larger scale stuff still to happen and this is more like upgrades and sort of adding bells and whistles and modules, how should we think of that?

Chandra Shekar Kakal

When we talk of package implementation and business transformation kind of program and all, that it is mostly the global rollout kind of unfinished agenda of large global corporations where they have enterprise licenses available with them and have not really rolled it out completely to the entire organization, not all the modules, not to all the subsidiaries, not to all the geographies, the rollout is happening now. It is also the instance consolidation kind of work where they had maybe 25 different instances in the past. They are trying to consolidate into maybe one or two or three instances. Upgrades have started appearing in certain areas. Like in PeopleSoft, we are seeing quite a few upgrades happening. In other areas it is not so much. It is a combination of all of these, which is driving growth now in SAP and Oracle.

Bhavan Suri

One of your large deal, I just saw the announcement with Microsoft regarding sort of management of their internal IT systems could you provide a little more colour around, how big that is and sort of just box it for us a little more?

B.G. Srinivas

The size of the deals specifically is more than $150 mn over 3 years. This is a deal in partnership with Unisys we are managing their entire IT infrastructure and this is over a period of 3 years. The scope of the engagement would also mean that we will work on their product suite both in terms of service delivery and manage their IT services worldwide. This also includes streamlining their processes, simplify and support service while at the same time we are lowering the enterprise cost through use of the latest Microsoft solutions which also includes Windows 7.

Bhavan Suri

Great. I guess when you look at these deals, the Peoplesoft upgrades and everything else, you described that win rates had gone up against the global SIs but have you seen win rates go up against the other offshore players as well or are you seeing increased win rates against the TCS and the Wipro’s of the world.

B.G. Srinivas

See, in most large transformation deals we do not encounter too many offshore players and that is more we compete with the global SIs and in Europe more the local large European players. So we have very less occasions where we take offshore players head-on in transformation deals.

Bhavan Suri

Great. That is all my questions, thanks for taking my call guys. Good quarter.

Moderator

Thank you, Mr. Suri. Ladies and gentlemen due to time constraint that was the last question, I now hand the conference over to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. I would now like to pass it on back to Bangalore for any closing comments from there.

Kris Gopalakrishnan

Thank you everyone. I really appreciate your participation on this call. You can contact us during the quarter through Sandeep Mahindroo or Shekar Narayanan in India and we look forward to further interactions with you during the quarter. Thank you very much again for the participation.

Moderator

Thank you, Mr. Mahindroo. Thank you gentlemen of the management. Ladies and gentlemen on behalf of the Infosys Technologies Limited that concludes this conference call. Thank you for joining us on the Chorus call conferencing service and you may now disconnect your lines. Thank you.